Exhibit 99.1

CITI APPOINTED SUCCESSOR DEPOSITARY BANK FOR RANDGOLD’S ADR PROGRAMME

7 March 2017 - LONDON—(BUSINESS WIRE)—Citi, acting through Citibank N.A., has been appointed by Randgold Resources Limited (“Randgold”), one of the world’s leading mining companies, as successor depositary bank for its American Depositary Receipt (ADR) programme, which trades on the NASDAQ under the symbol “GOLD”. Each ordinary share represents 1 ADR. Randgold’s underlying ordinary shares are listed and trade on the London Stock Exchange under the symbol “RRS”.

“Citi is delighted to be appointed by Randgold Resources as successor depositary bank for its ADR programme,” said Dirk Jones, Global Head of Issuer Services, at Citi. “We look forward to working closely with Randgold leveraging our global equity distribution network and providing best-in-class service to the company’s existing ADR holders.”

For more information on Citi’s Depositary Receipt Services, visit www.citi.com/dr.

About Randgold

Randgold Resources is a gold mining and exploration development company with operations in West and Central Africa. The Company is listed on both the main market of the London Stock Exchange (FTSE 100) and on the NASDAQ Global Select Market in New York and has its registered office and corporate office in Jersey, Channel Islands. Major discoveries to date include the 7.5Moz Morila deposit, the 7.2Moz Yalea deposit and the 5.9Moz Gounkoto deposit, in Mali, the 4.9Moz Tongon deposit in Cote d’Ivoire and the 3.7Moz Massawa deposit in eastern Senegal. Along with its joint venture partners, Randgold owns and operates the Kibali gold mine in north-east DRC which, with approximately 11Moz of gold reserves, makes it one of the largest gold deposits in Africa.

About Citi

Citi, the leading global bank, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

Additional information may be found at www.citigroup.com | Twitter: @Citi | YouTube: www.youtube.com/citi | Blog: http://new.citi.com | Facebook: www.facebook.com/citi | LinkedIn: www.linkedin.com/company/citi

Contacts

Citi Media Contacts:

Belinda Marks

+44 (0) 20 7508 3082

belinda.marks@citi.com

or

Randgold Investor Enquiries:

Kathy du Plessis

Head of Investor Relations

+44 20 7557 7738

randgold@dpapr.com